

Mail Stop 4631

December 14, 2009

via U.S. mail and facsimile

David E. Berges, Chief Executive Officer
Hexcel Corporation
Two Stamford Plaza
281 Tresser Boulevard
Stamford, Connecticut 06901-3238

      RE: Hexcel Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2008
            Filed February 12, 2009
            File No. 001-08472

Dear Mr. Berges:

      We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Business, page 2

1. In future filings, please disclose the duration of all patents, trademarks, and licenses and the importance of these items to specific business segments. See Item 101(c)(1)(iv) of Regulation S-K. Further, please clarify whether your business is dependent on any single patent, license or other right, or group of patents, licenses and/or rights.

Legal Proceedings, page 17

2. In future filings, please provide all information required by Item 103 of Regulation S-K. Specifically, please provide the date that the Gurit infringement claim was instituted and the damages sought.

Controls and Procedures, page 21

3. We note your statement that "[i]n designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures." Please confirm to us, and in future filings revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure regarding controls and procedures. Please note that this comment also applies to your Forms 10-Q for the quarters ending March 31, 2009, June 30, 2009, and September 30, 2009.

Commitments and Contingencies, page 90

4. We note your disclosure that you believe that the ultimate resolution of these contingent matters, after taking into consideration your existing insurance coverage and amounts already provided for, will not have a material adverse impact on our consolidated results of operations, financial position or cash flows. We note similar disclosures in your Form 10-Qs, including the 10-Q prior to your second quarter of 2008.

During the second quarter of 2008, you increased environmental accruals for the Lodi, New Jersey site by $7.6 million due to new information that more fully identified the extent of the required remediation. That amount represents over 32% of the pre-tax income for that quarter. We also note that the related current period expenses for the year ended December 31, 2008 were 7.8% of pre-tax income for the year.

We caution you that a statement that a contingency is not expected to be material is not appropriate if there is a reasonable possibility that a loss exceeding amounts already accrued may have been incurred. See Staff Accounting Bulletin Topic 5:Y for more guidance. If it is reasonably possible that these contingencies could be material the SAB calls for the following disclosures:

- Circumstances affecting the reliability and precision of loss estimates;

- The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;

- Whether, and to what extent, losses may be recoverable from third parties;

- The contribution of other parties;

- The period in which claims for recovery may be realized;

- The likelihood that claims for recovery may be contested;

- The financial condition of third parties from which recovery is expected;

- The timing of payments of accrued and unrecognized amounts;

- The material components of the accruals and significant assumptions underlying estimates;

- The recurring costs of managing hazardous substances and pollutions in ongoing operations;

- Capital expenditures to limit or monitor hazardous substances or pollutants;

- Mandated expenditures to remediate previously contaminated sites;

- Other infrequent or non-recurring clean-up expenditures that can be anticipated, but which are not required in the present circumstances;

- Disaggregated disclosure that describes accrued and reasonably likely losses with respect to particular environmental sites that are individually material;

- The consequences on amounts accrued and the range estimates for investigations and remediations that are in different stages with respect to individual sites

Please advise us regarding your conclusions about materiality and the above items.

Form 10-Q for the Quarter Ending March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Liquidity, page 20

5. We note your disclosure regarding your borrowing under a new credit line established in China. In future filings, please provide more detail regarding this credit line, including a brief description of the applicable interest rates, the amounts available for borrowing, any financial covenants, the status of your compliance with any financial covenants and file all material agreements as exhibits.

Form 8-K filed on May 22, 2009

6. We note that you entered into a new credit agreement on May 21, 2009. However, it does not appear that you have filed all the schedules and exhibits to this agreement. In your next Exchange Act filing, please file the full credit agreement and amendments to the credit agreement, including all schedules and exhibits.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 15

7. From your disclosure on pages 15, 18, and 20, it appears that you benchmark total compensation and certain elements of executive compensation, including base salary, annual incentive compensation, and long-term incentive compensation. In future filings where you benchmark total compensation or any individual element

of compensation, please disclose the applicable benchmark as well as where compensation fell within benchmarked parameters. To the extent actual compensation was outside the targeted range, please explain why. See Item 402(b)(2)(xiv) of Regulation S-K.

Compensation Consultant, page 17

8. In future filings, please discuss the material elements of any instructions or directions given to the consultants with respect to the performance of their duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

Assessment of Individual Performance, page 18

9. We note that periodically the independent directors review the CEO's performance and the Presiding Director then discusses the board's assessment with the CEO. In future filings, please clarify the CEO's role in the setting of his own compensation. See Item 402(b)(2)(xv) of Regulation S-K.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence John Hartz at (202) 551-3689 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief